UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry N° 593

Santiago, March 26, 2008.

Mr. Guillermo Larraín Ríos
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O'Higgins 1449
Santiago

Subject:	Summoning to General Shareholders’ Meeting.
Regulatory Ref.:	Article 63 of Law 18,046 on Corporations y letter H of number 2.3 of Section II of the General Regulation N°30 issued by the Superintendency of Securities and Insurance.

Dear sir:

In accordance with the regulatory provisions of reference, we hereby inform you that by agreement adopted during its ordinary session held on March 25 of 2008, the Board of Distribución y Servicio D&S S.A. has summoned its shareholders to a general shareholders’ meeting scheduled to take place on the 29th of April of 2008. The aforementioned meeting will be held at 10:00am at the Company offices located on Avenida Presidente Eduardo Frei Montalva N° 8.301, commune of Quilicura, Santiago.

Yours sincerely,

Enrique Ostalé Cambiaso
Chief Executive Officer

cc.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange (NYSE), USA
Latibex - Madrid Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: April 2, 2008